Exabyte Corporation
Ratio Of Earnings To Fixed Charges	Fiscal Yrs					Qtr
(in thousands)
	Jan. 3, 1998	Jan. 2, 1999	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001	Mar. 30, 2002
Pretax income(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$ (53,123)	$ (6,149)	$ (51,188)	$ (42,424)	$ (35,096)	$ (14,465)

Fixed Charges:
Interest expense, etc.	637	607	477	686	1,715	308
Appropriate portion of rental	1,990	1,957	1,972	1,923	1,730	433
Total fixed charges	2,627	2,564	2,449	2,609	3,445	741

Pre-tax income(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$ (50,496)	$ (3,585)	$ (48,739)	$ (39,815)	$ (31,651)	$ (13,725)

Preferred dividend requirements	-	-	-	-	195	72

Ratio of pre-tax income to net income	1.72	2.22	0.58	1.03	0.99	1.02

Preferred dividend factor	-	-	-	-	193	74

Total fixed charges	2,627	2,564	2,449	2,609	3,445	741

Total fixed charges and preferred dividends	$ 2,627	$ 2,564	$ 2,449	$ 2,609	$ 3,639	$ 814

Ratio of earnings to combined fixed charges and preferred dividends	(19.2)	(1.4)	(19.9)	(15.3)	(8.7)	(16.9)

Deficiency	$ (53,123)	$ (6,149)	$ (51,188)	$ (42,424)	$ (35,096)	$ (14,465)